DOWLING & PARTNERS SECURITIES, LLC

PUBLIC FINANCIALS

PUBLIC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-35658

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021   AND ENDING 12/31/2021
       MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Dowling & Partners Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
    ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

190 Farmington Ave
(No. and Street)

Farmington	CT	06032
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Krista A. Hilbie	860.676.8600	krista@dowling.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Whittlesey PC
(Name – if individual, state last, first, and middle name)

280 Trumbull Street 25th Floor	Hartford	CT	06103
(Address)	(City)	(State)	(Zip Code)

1/10/2006		2538	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ___Thomas A. Byrne_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _____Dowling & Partners Securities, LLC_____, as of ___December 31_____, 2 021 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____
Chief Operating Officer/Partner

_____
Notary Public



WHITNEY G LONGHI
Notary Public, State of Connecticut
My Commission Expires Aug. 31, 2023

This filing contains (check all applicable boxes):**

☒ (a) Statement of financial condition.

☒ (b) Notes to consolidated statement of financial condition.

☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☐ (d) Statement of cash flows.

☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

   (g) Notes to consolidated financial statements.

☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other: _____

*****To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18o-7(d)(2), as applicable.*

Dowling & Partners Securities, LLC

Statement of Financial Condition
December 31, 2021

Dowling & Partners Securities, LLC
Index
December 31, 2021



Headquarters
280 Trumbull St
24th Floor
Hartford, CT 06103
Tel: 860.522.3111

www.WAdvising.com

One Hamden Center
2319 Whitney Ave, Suite 2A
Hamden, CT 06518
Tel: 203.397.2525

14 Bobala Road #3
Holyoke, MA 01040
Tel: 413.536.3970

Report of Independent Registered Public Accounting Firm

To the Audit Committee and Management of Dowling & Partners Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Dowling & Partners Securities, LLC (the "Company") as of December 31, 2021 and the related notes (collectively referred to as the "financial statements"). In our opinion, the statement of finance condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Whittlesey PC

Hartford, Connecticut
February 18, 2022

We have served as the Company's auditor since 2018.

Assets

Cash and cash equivalents	$	15,757,590
Deposits with clearing organization		250,000
Syndicate underwriting receivable		67,800
Institutional research receivable		457,457
Commissions receivable		9,033
Securities owned, at fair value (Note3)		5,028,469
Fixed assets (Note 5)		11,755
Other assets		201,195
	$	21,783,298

Liabilities and Capital

Liabilities

Incentive compensation payable	$	4,119,849
Accounts payable and accrued expenses		527,429
Distribution payable to Parent Company		4,136,021
Total liabilities		8,783,298
Member's equity		13,000,000
	$	21,783,298

The accompanying notes are an integral part of this financial statement.

NOTE 1 - ORGANIZATION

Business
Dowling & Partners Securities, LLC (the "Company") is a registered broker-dealer located in Farmington, Connecticut that is a wholly-owned subsidiary of Dowling & Partners Holdings, LLC (the "Parent Company"). The Company initiates securities transactions for a variety of institutional clients on a fully disclosed basis. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, (FINRA), and the Securities Investors Protection Corporation (SIPC). The Company does not receive customer funds or securities during the course of its operations and claims exemption from the calculation of a reserve requirement pursuant to Rule 15c3-3 subparagraph (k)(2) (ii) under the Securities Exchange Act of 1934.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities. Actual results could differ from those estimates.

Cash and Cash Equivalents
Cash and cash equivalents consist of amounts of cash on hand and amounts due within 90 days from banks or with the Company's clearing broker.

Institutional Research Receivable
The Company earns fees for the sales of institutional research. The delivery of research under these arrangements represents a distinct performance obligation that is satisfied over time. The fees are recorded when fixed and determinable, and a client notifies the Company of their intent to pay pursuant to Section 28 (e) of the Securities and Exchange Act of 1934. Such revenue is recognized over the period in which the performance obligation is satisfied. Cash received from clients before the performance obligation period ends is initially recorded as deferred revenue (a contract liability) in accounts payable and accrued expenses, and is recognized in institutional research revenue ratably over the period in which the related services are rendered. Receivables from contracts with clients are recognized in institutional research receivable when the underlying performance obligations have been satisfied and the Company has the right per the contract to bill the customer but the cash has not been yet received.

Syndicate Underwriting Receivable
Underwriting sales participation fees are attributable to public and private offerings of equity and debt securities and are recognized at the point in time when the offering has been deemed to be completed by the lead manager of the underwriting group. When the offering is completed, the performance obligation has been satisfied and the Company recognizes the applicable management fee, selling concession and underwriting fee as a receivable until the cash payment is made, usually within 90 days.

Fixed Assets
Fixed assets are valued at cost, less accumulated depreciation. Depreciation is provided as allowed for tax purposes. The differences between depreciation as allowed for tax purposes methods and those using estimated useful lives under accounting principles generally accepted in the United States of America is not material to the financial statements.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Securities Owned

Securities owned and securities sold, but not yet purchased, are recorded on trade date and marked to market at the end of each month and consist primarily of corporate common stock and exchange traded funds, which are reported at fair value. The resulting difference between cost and fair value is reported in earnings.

Securities Sold, Not Yet Purchased

The Company may sell a security it does not own as part of its trading activity. The Company in "selling short," sells borrowed securities that must at some date be repurchased and returned to the lender. The short sales are secured by the long portfolio and available cash. The Company is obligated to pay the prime broker interest based on the value of the securities sold short and any dividends declared on securities sold short. Securities sold, not yet purchased are recorded at fair value.

Distributions to Parent Company

The Company declares distributions to the Parent Company no less than annually. Such distributions are recorded when declared and recorded as a liability until paid.

Income Taxes

The Company is disregarded as an entity separate from its owner, Dowling & Partners Holdings, LLC, for tax reporting purposes. As a result, Dowling & Partners Holdings, LLC is responsible for reporting the Company's net income and gains or losses and, accordingly, there is no provision for federal or state income taxes reflected in these financial statements.

NOTE 3 – SECURITIES OWNED

Securities owned consist of the following as of December 31, 2021:

Common stock	$ 4,965,817
Exchange traded funds	62,652
	$ 5,028,469

The Company does not have any securities sold, not yet purchased as of December 31, 2021.

NOTE 4 – FAIR VALUE MEASUREMENTS

Fair value estimates are made as of a specific point in time based on the characteristics of the financial instruments and relevant market information. In accordance with ASC 820, *Fair Value Measurements and Disclosures ("ASC 820")* the fair value estimates are measured within the fair value hierarchy. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurements).

NOTE 4 – FAIR VALUE MEASUREMENTS *(CONTINUED)*

The three levels of the fair value hierarchy under ASC 820 are described below:

Level 1   Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2   Quoted prices in markets that are not active, or inputs that are observable either directly or indirectly, for substantially the full term of the asset or liability; and

Level 3   Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity).

When available, quoted market prices are used. In other cases, fair values are based on estimates using present value or other valuation techniques. These other valuation techniques involve uncertainties and are significantly affected by the assumptions used and judgments made regarding risk characteristics of various financial instruments, discount rates, and estimates of future cash flows, future expected loss experience and other factors. Changes in assumptions could significantly affect these estimates. Some derived fair value estimates cannot be substantiated by comparison to independent markets and, in certain cases, could not be realized in an immediate sale of the instruments. As of and for the year ended December 31, 2021, the Company did not have any financial instruments that were fair valued using present value or other valuation techniques.

Fair value estimates are based on existing financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not financial instruments. Accordingly, the aggregate fair value amounts presented to do purport to represent the underlying fair value of the securities.

The following table details the financial instruments carried at fair value on a recurring basis as of December 31, 2021 and indicates the fair value hierarchy of the valuation techniques utilized by the Company to determine fair value:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Securities owned, at fair value	$ 5,028,469	$ -	$ -

During the year ended December 31, 2021 there were no transfers to or from Level 3 or between Level 1 and Level 2 securities. As of December 31, 2021, Level 1 securities included common stocks and exchange traded funds. The Company has no financial instruments carried at fair value on a nonrecurring basis.

NOTE 5 – FIXED ASSETS

Fixed assets consist of the following at December 31, 2021:

Equipment	$	385,113
Furniture and fixtures		554,003
Leasehold improvements		28,913
Total fixed assets		968,028
Less: accumulated depreciation		(956,273)
Total fixed assets	$	11,755

NOTE 6 – CONCENTRATION OF CREDIT RISK AND OFF-BALANCE-SHEET CREDIT RISK

The Company maintains cash and cash equivalent balances at financial institutions in excess of federally insured limits. At December 31, 2021, uninsured cash and cash equivalent balances aggregated $15,257,590.

The Company, as part of its normal brokerage activities, assumes short positions in securities sold, but not yet purchased. The establishment of short positions exposes the Company to off-balance-sheet risk in the event the securities' price increase, as the Company may be obligated to acquire the securities at prevailing market prices.

Pursuant to its agreement with a carrying broker, the Company would be financially responsible to compensate the carrying broker for losses suffered as a result of doing business with the Company's customers. Such potential losses represent off-balance-sheet risk to the Company. The Company has a policy of reviewing, as considered necessary, the credit standing of each customer with whom it conducts business. The Company maintains a required deposit of at least $250,000 held with the carrying broker. As the right to charge the Company has no maximum amount and applies to all trades executed through the carrying broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2021, the Company has recorded no liabilities with regard to this right.

NOTE 7 – NET CAPITAL

The Company, as a registered broker-dealer in securities, is subject to the Uniform Net Capital Rule (the "Rule") under the Securities Exchange Act of 1934. Under the Company's current operations, such Rule prohibits the Company from engaging in any securities transactions unless minimum net capital of the greater of 6-2/3% of aggregate indebtedness, or $2,500 per market made or $100,000 is maintained. Additionally, the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Rule also requires that equity capital may not be withdrawn or cash dividends paid if net capital is less than 120% of the Company's minimum net capital requirement or its ratio of aggregate indebtedness to net capital exceeds requirements.

At December 31, 2021, the Company had net capital for regulatory purposes of $11,873,697 and a minimum net capital requirement of $544,530. The ratio of aggregate indebtedness to net capital was .69 to 1 at December 31, 2021.

NOTE 8 – EXEMPTION FROM RULE 15C3-3

The Company claims exemption from the provisions of Rule 15c3-3 in accordance with Section k(2)(ii).

NOTE 9 – RELATED PARTY TRANSACTIONS

The Company currently leases office space under cancellable leases from its Parent Company. Both parties have the option to cancel the lease at any time with 30 days' notice. The Company would not incur a penalty or significant cost if the leases were terminated.

The Company provides its products to an affiliated entity for a fee determined by the affiliate. There were no receivables related to this revenue as of December 31, 2021.

NOTE 10 – COMMITMENTS & CONTINGENCIES

Lease Commitments
The Company leases certain of its offices under cancellable operating leases.

Contingencies
The Company, in its capacity as a broker-dealer, may be subject to litigation and various claims, as well as examination by regulatory agencies. Based upon defenses available and after consultation with legal counsel, the Company's management does not expect these or other matters to have an effect on the Company's results of operations or financial position.

NOTE 11 – SUBSEQUENT EVENTS

As of February 18, 2022, the date in which the financial statement was available to be issued, management has determined that no subsequent events have occurred following the balance sheet date of December 31, 2021, which requires recognition or disclosure in the financial statement.